Healthcare Services Acquisition Corporation
7809 Woodmont Avenue
Suite 200
Bethesda, MD 20814

December 18, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin E. Martin

Re:	Healthcare Services Acquisition Corporation Registration Statement on Form S-1 File No. 333-249389

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Healthcare Services Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 22, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christopher Capuzzi, of Ropes & Gray LLP, counsel to the Company, at (212) 596-9575, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Joshua B. Lynn
Joshua B. Lynn
Chief Financial Officer